[Indiana Community Bancorp Letterhead]
June 8, 2011
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Christian Windsor
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:           Indiana Community Bancorp
Form 10-K for the fiscal year ended December 31, 2010
File No. 000-18847

Dear Mr. Windsor:

We have received your letter dated May 18, 2011, detailing results of your office’s review of the above-referenced filing.  On behalf of Indiana Community Bancorp (the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

*  *  *  *  *

Form 10-K for the fiscal year ended December 31, 2010

Provision for Loan Loss, page 10

1.           We note you had $9.7 million of troubled debt restructurings (TDRs) at December 31, 2010 and that two commercial loans comprised $7.8 million of the balance. Please revise future filings and address the following related to your TDRs:

a.	Disclose the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on TDRs, please:
- disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;
- specifically discuss how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;

Response: Generally all of the loans identified as TDRs in the Company’s filings are on accrual status.  In future filings the Company will make such a disclosure.  The key factor the Company considers when determining whether a loan is classified as an accruing TDR or should be included as a nonaccrual loan is whether the loan is expected to be able to perform according to the restructured terms. The primary factor for determining if a loan will perform under the restructured terms is an analysis of the borrower’s current cash flow projections and current financial position to verify the borrower can generate adequate cash flow to support the restructured debt service requirements.  The Company sometimes restructures non accrual loans

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to improve its collateral position.  All loans identified as TDRs on page 16 of the annual report for the fiscal year ended December 31, 2010, are performing under the restructured terms and are accruing interest.  Included in non accrual loans are restructured loans that are not accruing interest.

A non accrual loan that is restructured would continue to be classified as non accrual until such time that there is no longer any doubt as to the collection of all principal and interest owed under the contractual terms of the restructured agreement. The Company generally requires all non-accrual loans to perform under the terms of the restructured agreement for a period of not less than six months before returning to accrual status. All loans the Company classifies as TDR are performing according to their restructured terms.  TDR loans are analyzed for non accrual status using the same criteria as other loans in the Company’s portfolio.

b.	Tell us whether there was any loan modification not accounted for as a TDR, and if so, tell us and revise future filings to disclose the amounts.

Response: When a loan is originated, the loan terms are established based on the Company’s current underwriting procedures, current market interest rates, financial condition of the borrower, collateral, if appropriate, and the borrowers needs.  Over time modifications to these loan terms may be required due to changes in  market interest rates, the borrower’s financial requirements, or changes in the Company’s underwriting procedures.  For all modifications of loans, the Company reviews the modification to determine if the modification meets the criteria for a TDR.  If the modification involves a borrower that is suffering financial difficulty and  the Company makes a concession to the original contractual loan terms and the concessions are made for economic or legal reasons related to the borrower’s financial difficulty that the Company would not otherwise consider the Company classifies the modification as a TDR.  If the modified loan is consistent with competitive market conditions and the borrower could obtain similar terms obtain in the open market, the loan is not considered a TDR loan.  The Company does not track loan modifications not accounted for as a TDR and therefore could not disclose such modifications in future filings.

c.
Tell us in detail and disclose how you determined that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

Response: In future filings, we will include the following language:  When considering the restructuring of a loan, the Company performs a complete analysis and underwrites the loan as it would any new origination.  The analysis and underwriting considers the most recent debt

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service coverage analysis, pro forma financial projections prepared by the borrower, evaluation of cash flow and liquidity available from other sources tied to the credit and updated collateral valuations.  Upon completion of the detailed analysis and underwriting of the credit, the Company determines whether there is a loan structure that can be supported by the current and projected operations of the borrower.  The Company also considers whether the changes necessary to accomplish the pro forma financial projections appear reasonable and achievable.  This determination is based on discussions with the borrower to review the plan and to understand the financial projections.  Additionally, the Company considers and reviews those portions of the plan that may already have been implemented.  Only when there is evidence that the plan and financial projections are achievable and that these improvements will allow for repayment of the debt in the future does the Company modify the original terms of the loan agreement.  Such loans are then accounted for as TDRs.

d.
Describe the type of collateral securing the two commercial loans and disclose if you obtained an appraisal of the collateral at the time you modified the loan and any special circumstances surrounding the loan. If you did not obtain an appraisal, please tell us in detail and disclose how you measured impairment; and

Response: The $3.0 million TDR loan is secured by hospital equipment which is necessary for the operations of the business.  An independent evaluation of the equipment was not obtained.  Due to the highly specialized purpose of the equipment, the value of the equipment utilized for the valuation of collateral for this loan was 50% of cost.  In addition, a cash deposit account in the amount of $750,000 is pledged and also secures the credit.  The borrower’s operating losses have been funded by a real estate investment trust (REIT) specializing in providing capital to hospitals.  The REIT has invested in excess of $30 million to cover the operating losses of the hospital.  The REIT recently signed on a large doctor group with the hospital.  With the addition of the doctor group it is anticipated that the hospital will reach a profitable status and positive cash flow position. In addition, there is a personal guarantor of the credit with a strong liquidity position, historically strong cash flow and personal net worth of approximately $13 million.  Based on this information the Company performed a discounted cash flow analysis and established a reserve of $300,000.

The $4.7 million TDR loan is secured by six commercial properties.  These properties consist of retail strip centers as well as single tenant retail buildings and office complex.  A forbearance agreement was put in place in April of 2010.  Appraisals were obtained on four of the six properties in September of 2009.  The four appraisals obtained were discounted 20% to provide for estimated selling costs of the properties and to reflect the age of the appraisals. As part of the restructuring process two additional properties were obtained as collateral that had appraisals  performed in February 2008.  Comparing the 2008 appraisals to updated appraisals for similar properties the Company determined a 25% discount was appropriate due to the age of the appraisals.  Based on this information the Company completed an analysis which showed excess collateral value of approximately $1.1 million and a loan to value ratio of 63%.  Therefore

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no reserve was established for this borrower.

e.	Disclose the amount of all TDRs that you have charged-off and the amount of any allowance for loan loss allocated to the loans.

Response: No loans  modified and  classified as TDR loans have had any charge offs.  Prior to being classified as TDR loans an immaterial amount was charged off.  The allowance allocated to TDR loans is $304,000.

2.           You disclose that in 2009 you changed your allowance for loan loss methodology by shortening the timeframe of the charge-off history from a rolling 5 years to a rolling 2 years. In December 2010, you increased the timeframe of the charge-off history by adding one quarter, each quarter, until a rolling 3 years is reached. Please revise future filings to discuss how these changes more accurately reflect the risk inherent in the portfolio and discuss the impact of these changes on your allowance for loan loss and provision for loan losses for the periods presented, particularly the most recent change to a rolling 3 years.

Response:  In future filings we will provide a robust discussion regarding  changes to the allowance methodology, including the reason for the change, the impact the change has on the periods presented, as well as how the change more accurately reflects the risk inherent in the portfolio.

With respect to the recent change, annually, in the fourth quarter of the year, the Company reviews its allowance methodology as part of the annual budget and forecasting process.  In 2009, the Company shortened the timeframe of the charge-off history from a rolling 5 years to a rolling 2 years to more accurately reflect the current economic conditions and the risk inherent in the portfolio.  The oldest 3 three years in the pre 2009 methodology had very little charge off history, averaging $1.3 million per year, demonstrating the five year time frame was no longer reflective of the then current industry conditions and level of risk.  During the fourth quarter of 2010, as part of the Company’s annual budgeting and forecasting process for 2011, it became apparent that if the rolling 2 year time frame was maintained throughout 2011, the allowance calculation projected the Company would significantly reduce the allowance during 2011.  In particular, the second quarter of 2011 forecasted a reduction in the allowance of approximately $2 million. As management believed this did not forecast  the economic reality of the projected risk in the portfolio, management decided to extend the timeframe of the charge off history by adding one quarter, each quarter, until a rolling 3 years is reached.  This process will continue to be assessed at least on an annual basis to determine the methodology utilized is reflective of the current economic conditions and inherent risk in the portfolio.

Allowances for Loan Losses, page 16

3.             We note your discussion here and on page 10 regarding the deterioration in the credit quality of your loan portfolio resulting from the sluggish national and Indiana

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economies and their effect on collateral values and your customers' ability to repay their debt. This is as evidenced by increasing non-performing and impaired loans from December 31, 2009 to December 31, 2010. We also note that your allowance for loan loss as a percentage of your loan portfolio increased moderately from 1.78% at December 31, 2009 to 1.95% at December 31, 2010.

Please tell us in detail and revise your future filings to more comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio, and your disclosure of the continuing negative economic environment, with the moderate increase in your allowance for loan losses from December 31, 2009 to December 31, 2010. In your discussion, please provide an analysis of the specific and general components of your allowance for loan losses detailing how observed changes in the underlying credit quality of the applicable loan portfolio resulted in and were directionally consistent with each component of the allowance. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

Response:  The increase in non performing loans was the result of a significant increase in TDR loans.  The TDR loans are currently performing as restructured.  This increase in TDR loans did not result in a corresponding increase in the allowance due to management’s assessment that the TDR loans will continue to perform as restructured.  Please see the response to item 1 for further information regarding TDR loans.  The specific component of the allowance for December 31, 2010 and 2009 was $3.4 million and $2.1 million, respectively.  The general component of the allowance for December 31, 2010 and 2009 was $11.2 million and $11.0 million, respectively.  The $1.3 million increase in the specific allowance resulted from the increase of $21.2 million of the commercial and commercial real estate loans which were individually analyzed for impairment.  These reserves are determined based on either a collateral analysis of the  loans which are collateral dependent or a discounted cash flow analysis.  Excluding TDR loans, the non performing loans totaled $20.4 million at December 31, 2010, a decrease of $929,000 from the $21.3 million non TDR, non performing loans at December 31, 2009.  Therefore, there was not a material change in non performing loans, excluding TDR loans, between the two year end periods.

In future filings, we will provide a robust discussion to provide an investor a clear understanding and linkage of nonperforming loans, including TDRs, and movement in the allowance for loan losses.  This discussion will include discussion of the components of the allowance (specific reserves,  general component and qualitative factors) to demonstrate the directional consistency of the overall allowance as it relates to asset quality.

4.           Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe any adjustments you make to the appraised values including

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those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses as of the end of each reporting period.

Response:  In future filings the Company will disclose the following:

Currently the Company’s impaired loans are all in the commercial and commercial real estate segment.  In general the Company acquires updated appraisals on an annual basis for commercial and commercial real estate impaired loans, exclusive of performing TDRs. Based on historical experience these appraisals are discounted ten percent to estimate the cost to sell the property.  If the most recent appraisal is over a year old, and a new appraisal is not performed, due to lack of comparable values or other reasons, a 20% discount, based on historical experience is applied to the appraised value.  The discount may be increased due to area economic factors, such as vacancy rates, lack of sales, and condition of property.

5.           Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

b. Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

d.   Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period; and

e. Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

Response:  In future filings we will disclose the following regarding the Company’s charge off policy.

Consistent with regulatory guidance, charge-offs for all loan segments are taken when specific loans, or portions thereof, are considered uncollectible and of such little value that their continuance as assets is not warranted.  The Company promptly charges these loans off in the period the uncollectible loss amount is reasonably determined.  The Company charges off consumer related loans which include 1-4 family first mortgages, second and home equity loans and other consumer loans or portions thereof when the Company reasonably determines the

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amount of the loss.  However, the charge offs generally are not made earlier than the applicable regulatory timeframes.  Such regulatory timeframes provide for the charge down of 1-4 family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge off of unsecured open end loans when the loan is 180  days past due and charge down to the net realizable value when other secured loans are 120 days past due.  The Company promptly charges off commercial loans, or portion thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to : a) the deteriorating financial condition of the borrower; b) declining collateral values, and/or c) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations.  For impaired loans that are considered to be solely collateral dependent, a partial charge off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.  Partial charge offs on non performing loans for the periods ended ______, 20XX and _______, 20XX were $x and $x, respectively.  By recording partial charge-offs on nonperforming loans, the Company has the remaining loan recorded at the estimated net realizable value, and accordingly, does not have any valuation allowance connected with these loans.  This impact of partial charge-offs results in a lower coverage ratio of the allowance for loan losses to nonperforming loans.

The Company’s non performing loans at ________, 20XX and _________, 20XX consisted of the following.
	Period Ended _____, 20XX		Period Ended _____, 20XX
Non performing loans	Amount	Percentage of total nonperforming loans	Amount	Percentage of total nonperforming loans
Non performing loans with partial charge offs	$ x	____%	$ x	____%
Non performing loans without partial charge offs	$ x	____%	$ x	____%
Total non performing loans	$xx	100.0%	$xx	100.0%

The result of recording partial charge offs on non performing loans had the following impact on certain credit quality statistics at _______, 20XX and ________, 20XX.

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	Period Ended _____, 20XX		Period Ended _____, 20XX
Credit Quality Statistics	Non performing loans with partial charge offs	Non performing loans without partial charge offs	Non performing loans with partial charge offs	Non performing loans without partial charge offs
Non performing loans to total loans	____%	____%	____%	____%
Allowance for loan losses to total loans	____%	____%	____%	____%
Allowance for loan losses to nonperforming loans	____%	____%	____%	____%

Liquidity and Capital Resources, page 17

6.           We note you have $172 million of certificates of deposits that are due to mature in less than 1 year as well as a significant amount of commitments to extend credit. Please revise future filings to provide additional discussion regarding the variability and uncertainties related to these potential cash outflows. For example, provide quantitative information regarding the variability of amount of certificates of deposit that historically roll over to new certificates. Also discuss in detail how you manage these specific risks and ensure that you have adequate liquidity.

Response:  In future filings the Company will add information similar to the italicized information below, updated to reflect current information, to its liquidity and capital resources disclosures:

The Company maintains its liquid assets at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows.  Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.  Cash for these purposes is generated through the sale or maturity of securities and loan prepayments and repayments, and may be generated through increases in deposits or borrowings.  Loan payments are a relatively stable source of funds, while deposit flows are influenced significantly by the level of interest rates and general money market conditions.  The Company’s primary source of funding is its base of core customer deposits.  Core deposits consist of non-interest bearing, checking, savings and money market deposits and certificate accounts of $100,000 or less.  Other sources of funds are certificate accounts greater than $100,000 and public funds certificates.

Borrowings may be used to compensate for reductions in other sources of funds such as deposits. As a member of the FHLB System, the Company may borrow from the FHLB of Indianapolis.  At December 31, 2010, the Company had $53.0 million in advances from the

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FHLB of Indianapolis.  The Company was eligible to borrow from the FHLB additional amounts up to $66.2 million at December 31, 2010.  Certificates of deposit represent an important source of funds for the Company.  Historically, the Company has been able to retain certificate balances by providing competitive pricing in line with rates offered by other institutions in the Company’s market area.  During periods of low interest rates, customer preferences shift from certificates to interest bearing transaction accounts.  Of the $172.2 million in certificate accounts maturing in 2011, $64.4 million are at rates of 2.0% or greater which is higher than rates currently available. As a result the Company anticipates that the roll over of certificates will be lower than historical levels which is expected to result in a continued downward trend in certificate balances.  However, the Company expects that a portion of these balances will be converted to or deposited in existing interest bearing transaction accounts with the Company. The Company’s total transaction accounts increased 6.7 % during 2010 following a 31.8% increase during 2009. Certificate accounts decreased 6.0% in 2010 after increasing 2.7% in 2009.  The certificates maturing as a percentage of total certificates were 53.9%, 65.9% and 56.7% for 2010, 2009, and 2008, respectively.  The Company continually monitors balance trends along with customer preferences and competitive pricing within the Company’s market footprint to manage this critical liquidity component.

As of December 31, 2010, the Company had commitments of approximately $133.1 million to fund lines of credit and undisbursed portions of loans in process, loan originations of approximately $13.3 million, letters of credit of $5.1 million, and commitments to sell loans of $15.6 million.  Commitments to borrow or extend credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.  For the years 2008 to 2010, commitments to fund lines of credit and undisbursed portions of loan in process have remained relatively steady ranging from 27.0% to 31.3% of the total credit.  In the opinion of management, the Company has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 27

Allowance for Loan Losses, page 28

7.           You disclose that historical loss rates for commercial and homogeneous loans may be adjusted for significant factors that reflect the impact of current conditions on loss recognition. Please revise future filings to:

a)	Present additional granularity regarding any adjustments made to historical losses;

b)	Discuss adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

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c)
Discuss the amount of the allowance for loan losses that is attributable to these significant factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Response:  We have not historically made any adjustments to our historical loss factors but rather utilized additional qualitative/environmental factors as deemed necessary to adjust for trends identified and not appropriately reflected in the historical loss factors.  In addition to the specific reserves and the allocations based on historical loss rates, qualitative/environmental factors are used to recognize estimated incurred losses inherit in the portfolio not reflected in the historical loss allocations utilized.  The qualitative/environmental factors include considerations such as the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, examination results from bank regulatory agencies and the Company’s credit review function.  As noted in our response to question 8 below, Note 1 of the consolidated financial statements will be modified to provide clarification of the Company’s process.  If adjustments to historical losses factors are made in future periods, appropriate changes will be made in Note 1 to discuss these policy changes.  In addition, future MD&A discussion will include discussion of adjustments, if any, to historical losses made in the current period.  This discussion would include quantifying the impact that the adjustments made to the historical loss portion of the allowance for  losses had in the current period with respect to each loan segment.

8.           You also disclose that an unallocated allowance is maintained to recognize the imprecision in estimating and measuring credit losses. Please revise future filings to present additional granularity regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

Response:  Future filings will be revised to modify the use of the word “unallocated” as the entire allowance is allocated.  The previous reference to “unallocated” was used to describe the portion of the allowance that was based on qualitative factors vs. specific reserves on impaired loans and historical charge-offs factors.  In future filings the Company will disclose the following in lieu of the previous disclosure (italicized portions indicating revisions to prior disclosures).

1.	Allowance for Loan Losses

A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.  Impaired loans are measured based on the loan’s discounted cash flow or the estimated fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

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The allowance for loan losses is established through a provision for loan losses.  Loan losses are charged against the allowance when management believes the loans are uncollectible.  Subsequent recoveries, if any, are credited to the allowance.  The allowance for loan losses is maintained at a level management considers to be adequate to absorb estimated incurred loan losses inherent in the portfolio, based on evaluations of the collectability and historical loss experience of loans.  The allowance is based on ongoing assessments of the estimated incurred losses inherent in the loan portfolio.  The Company’s methodology for assessing the appropriate allowance level consists of several key elements, as described below.

All delinquent loans that are 90 days past due are included on the Asset Watch List.  The Asset Watch List is reviewed quarterly by the Asset Watch Committee for any classification beyond the regulatory rating based on the loans' delinquency.

Commercial and commercial real estate loans are individually risk rated pursuant to the loan policy and specific reserves are assigned on impaired loans based on the measurement criteria noted above.  Homogeneous loans such as consumer and residential mortgage loans are not individually risk rated by management.  They are pooled based on historical portfolio data that management believes will provide a reasonable basis for the loans' quality.  For all loans not listed individually on the Asset Watch List and those loans included on the Asset Watch List but not deemed impaired, historical loss rates are the primary basis for developing expected charge-offs for each pool of loans.  In December 20XX, management determined to increase the timeframe of the historical loss rates from the last two years by one quarter, each quarter, until a rolling 3 years is reached.  This was done to accurately reflect the risk inherent in the portfolio.  Management continually monitors portfolio conditions to determine if the charge off percentages in the allowance calculation reflect the expected losses in the portfolio.  As of December 31, 20XX, the time frame used to determine charge off percentages was _________, 20XX through December 31, 20XX.

In addition to the specific reserves and the allocations based on historical loss rates, qualitative/environmental factors are used to recognize estimated incurred losses inherit in the portfolio not reflected in the historical loss allocations utilized.  The qualitative/environmental factors include considerations such as the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, examination results from bank regulatory agencies and the Company’s credit review function.  The qualitative/environmental portion of the allowance is assigned to the various loan categories based on management’s perception of estimated incurred risk in the different loan categories and the principal balance of the loan categories.

9.           Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

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Response:  In future filings the Company will disclose that its policy for determining past due or delinquency status is based on contractual terms.  The following information will be added to future filings.  For all loan classes, the entire balance of the loan is considered delinquent if the minimum payment contractually required to be paid is not received by the contractual due date.

10.           Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Response:  In future filings the Company will add the italicized section in its disclosures.

A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.  Factors considered by management in determining impairment include the probability of collecting scheduled principal and interest payments when due based on the loan’s current  payment status and the borrower’s financial condition including source of cash flows.

11.           Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

Response:  In future filings the Company will disclose the following: When cash payments are received on impaired loans, the Company records the payment as interest income unless collection of the remaining recorded principal amount is doubtful, at which time payments are used to reduce the principal balance of the loan.  Troubled debt restructured loans recognize interest income on an accrual basis at the renegotiated rate if the loan is in compliance with the modified terms.

12.           Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response:  In future filings we will disclose that for impaired loans where the Company utilizes the discounted cash flows to determine the level of impairment, the Company includes the entire reduction in the present value of cash flows as bad debt expense.

13.           We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

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Response:  In future filings, to the extent practical, we will provide the information encouraged by the summary of ASU 2010-20.

Notes 3. Portfolio Loans and Allowance for Loan Losses, page 36

14.           We note in your Loan Portfolio Data on page 5 that construction loans totaled $54 million and were 7.2% of your total loan portfolio at December 31, 2010, and that in periods of declining real estate values, construction loans can represent significant credit risk and for which disaggregated information can be very useful for investors. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether your construction loan portfolio should be classified as a separate class of financing receivable for purposes of providing the disclosures required by ASU 2010-20 or revise future filings to disclose this portfolio as a separate class. If you do not believe disclosing this loan portfolio as a separate class is warranted, please provide us with credit quality information (specific allowance, charge-offs, etc.) which supports your determination that this portfolio does not represent a significant credit risk.

Response:  In future filings the Company will include disclosures as follows:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  The Company analyzes non-homogeneous loans, such as commercial and commercial mortgage loans, and construction loans with an outstanding balance greater than $750,000 individually by classifying the loans as to credit risk.  Loans less than $750,000 in homogeneous categories that are 90 days past due are classified into risk categories.  This analysis is performed on a quarterly basis.  The Company uses the following definitions for risk ratings:

Special Mention
Loans classified as special mention have a potential weakness that deserves management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard
Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans along with homogeneous loans that have

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not exhibited any delinquency.  As of December 31, 20XX, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:  (dollars in thousands)

		Commercial and commercial mortgage loans		Construction loans		Residential mortgage loans		Second and home equity loans		Other consumer loans		Total
Rating:
Pass	$	XXX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XXX,XXX
Special mention		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XXX,XXX
Substandard		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XXX,XXX
Balance at End of Period	$	XXX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XXX,XXX

The following table presents by class the Company’s loan portfolio aging analysis as of December 31, 20XX:  (dollars in thousands)

As of December 31, 20XX		Commercial and commercial mortgage loans		Construction loans		Residential mortgage loans		Second and home equity loans		Other consumer loans		Total
Loans:
30-59 days past due	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX
60-89 days past due		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX
Past due 90 days or more		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX
Nonaccrual		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX
Total Past Due		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX
Current		XXX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XXX,XXX
Total Loans	$	XXX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XXX,XXX

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.  Impaired loans include nonperforming commercial and commercial mortgage loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following is a summary by class of information pertaining to impaired loans:  (dollars in thousands)

U.S. Securities and Exchange Commission
June 8, 2011

As of December 31, 20XX		Recorded Investment		Unpaid Principal Balance		Related Allowance for Loan Losses
Impaired Loans with No Related Allowance Recorded:
Commercial and commercial mortgage loans	$	XX,XXX	$	XX,XXX	$	XX,XXX
Construction loans		XX,XXX		XX,XXX		XX,XXX
Total Impaired Loans with No Related Allowance Recorded	$	XX,XXX	$	XX,XXX	$	XX,XXX

Impaired Loans with an Allowance Recorded:
Commercial and commercial mortgage loans	$	XX,XXX	$	XX,XXX	$	XX,XXX
Construction loans		XX,XXX		XX,XXX		XX,XXX
Total Impaired Loans with an Allowance Recorded	$	XX,XXX	$	XX,XXX	$	XX,XXX

Impaired Loans:
Commercial and commercial mortgage loans	$	XX,XXX	$	XX,XXX	$	XX,XXX
Construction loans		XX,XXX		XX,XXX		XX,XXX
Total Impaired Loans	$	XX,XXX	$	XX,XXX	$	XX,XXX

The following is a summary by class of information related to the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 20XX and 20XX:  (dollars in thousands)
		Year Ended December 31, 20XX			Year Ended December 31, 20XX
		Average Recorded Investment	Interest Income Recognized		Average Recorded Investment		Interest Income Recognized
Impaired Loans with No Related Allowance Recorded:
Commercial and commercial mortgage loans	$	XX,XXX	XX,XXX	$	XX,XXX	$	XX,XXX
Construction loans		XX,XXX	XX,XXX		XX,XXX		XX,XXX
Total Impaired Loans with No Related Allowance Recorded	$	XX,XXX	XX,XXX	$	XX,XXX	$	XX,XXX

Impaired Loans with an Allowance Recorded:
Commercial and commercial mortgage loans	$	XX,XXX	XX,XXX	$	XX,XXX	$	XX,XXX
Construction loans		XX,XXX	XX,XXX		XX,XXX		XX,XXX
Total Impaired Loans with an Allowance Recorded	$	XX,XXX	XX,XXX	$	XX,XXX	$	XX,XXX

Impaired Loans:
Commercial and commercial mortgage loans	$	XX,XXX	XX,XXX	$	XX,XXX	$	XX,XXX
Construction loans		XX,XXX	XX,XXX		XX,XXX		XX,XXX
Total Impaired Loans	$	XX,XXX	XX,XXX	$	XX,XXX	$	XX,XXX

U.S. Securities and Exchange Commission
June 8, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 17 of Definitive Proxy Statement on Schedule 14A

15.           Please revise future filings to disclose the information required by Item 404(a)(5) of Regulation S-K. Alternatively, confirm, and revise future filings to disclose, if accurate, that all loans to related persons, as that term is defined in Instruction 1 to Item 404(a), were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features. Refer to Instruction 4.b. to Item 404(a) of Regulation S-K. Please provide us with your proposed revised disclosure. We note the disclosure on page 17 that “[a]t present, the Bank offers loans to its executive officers, directors, and employees with an interest rate that is generally available to the public with substantially the same terms as those prevailing for comparable transactions.”

Response:  As stated on page 17 of the Bancorp’s definitive proxy statement filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2011, which information was incorporated by reference into Item 13 of the Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the Bancorp’s wholly-owned subsidiary bank, Indiana Bank and Trust Company, offers loans to its executive officers, directors, and employees at interest rates that are generally available to the public and with substantially the same terms as those prevailing for comparable transactions with unrelated parties.  As a result, the Bancorp respectfully submits that it was and is permitted to disclose such loans and extensions of credit to its executive officers and directors pursuant to Instruction 4(c) to Item 404(a)(5) of Regulation S-K, in lieu of the information required by item 404(a)(5).  Nonetheless, for purposes of clarity, in future filings the Bancorp intends to provide information regarding loans and extensions of credit which qualify for disclosure pursuant to Instruction 4(c) of Item 404(a)(5) substantially in accordance with the disclosure set forth below.  To the extent such loans do not qualify for disclosure pursuant to Instruction 4(c), the Bancorp intends to provide disclosure regarding such transactions in accordance with Item 404(a)(5).

“Transactions With Related Persons

The Bank follows a policy of offering to its directors, officers, and employees real estate mortgage loans secured by their principal residence, consumer loans, and, in certain cases, commercial loans.  All loans to directors and executive officers must be approved in advance by a majority of the disinterested members of the Board of Directors.  Loans to directors, director nominees, executive officers, and their associates (including immediate family members) totaled approximately $__________ or _____% of equity capital at December 31, 200___.  All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and

U.S. Securities and Exchange Commission
June 8, 2011

collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than normal risk of collectability or present other unfavorable features.”

*   *   *   *   *

On behalf of the Bancorp, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (812) 373-7379, or our outside counsel, Claudia V. Swhier, at (317) 231-7231.

Sincerely,

/s/ Mark T. Gorski

Mark T. Gorski
Executive Vice President and Chief Financial Officer

cc:           John K. Keach, Jr.
Claudia V. Swhier, Esq.